Alexco Resource Corp.
Management’s Discussion and Analysis
For the year ended June 30, 2008

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated September 26, 2008 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2008 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s June 30, 2008 audited consolidated financial statements with accompanying notes, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

Cautionary Statement on Forward-Looking Statements

This MD&A contains "forward-looking statements", made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

Selected Annual Information

Selected annual information from the Corporation’s three most recently completed financial years is summarized as follows:

(expressed in thousands of dollars, except
per share amounts)	2008	2007	2006

Consulting revenue	5,736	4,053	537
Consulting gross profit	1,063	1,130	206
Net loss for the year	(3,968)	(2,488)	(2,686)
Loss per share, basic and diluted	$(0.11)	$(0.08)	$(0.15)
Total assets	66,468	69,800	42,694
Total long-term liabilities	5,535	13,022	10,221
Dividends declared	Nil	Nil	Nil

Overall Performance

During the year ended June 30, 2008, Alexco made significant advancements in the exploration and development of its mineral property interests in the Keno Hill silver district, and saw continued growth in its consulting and environmental services business.

A total of $13,683,000 in exploration and acquisition cost was incurred in respect of its mineral properties as a whole compared to $12,262,000 the preceding year, with $13,210,000 of that invested in the Keno Hill silver district compared to $12,104,000 the preceding year. Exploration activities were conducted in several areas of the Corporation’s Keno Hill holdings, but the primary focus during the year was on the Bellekeno historic mine area. A NI 43-101 compliant resource estimate was produced for the Bellekeno deposit, yielding total inferred resources of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, for an aggregate silver equivalent grade of 2,216 grams per tonne. And in July 2008, Alexco released a NI 43-101 compliant preliminary economic assessment for the Bellekeno resource. The assessment outlines a project with average annual mine production of 3.3 million ounces of silver (“Ag”), 30.1 million pounds of lead (“Pb”) and 24.5 million pounds of zinc (“Zn”) over an initial 5 year mine life, and in a base case economic analysis using three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate, the assessment indicated a pre-tax net present value (“NPV”) of US$87.0 million (8% discount rate), with a pre-tax internal rate of return (“IRR”) of 55.5% and a payback period of 1.6 years.

In its consulting and environmental services business, Alexco realized revenues of $5,736,000 during the 2008 fiscal year compared to $4,053,000 during 2007, an increase of over 40%. Gross profit from its consulting group during fiscal 2008 was $1,063,000 or 18.5%, compared to $1,130,000 or 27.9% during 2007, with a significant component of the decrease in margin related to a higher proportion of cost-shared projects undertaken in the Keno Hill district while Alexco is working on development of the district’s overall closure plan.

The Corporation’s cash and cash equivalents at June 30, 2008 totaled $13,005,000 compared to $21,631,000 for 2007, and net working capital was $12,292,000 compared to $21,131,000 the year before, with substantially all of the decrease reflecting Alexco’s investment in the exploration and development of its Keno Hill mineral properties. Alexco completed one financing during the year, issuing 1,500,000 flow-through common shares in December 2007 at a price of $6.05 per share to generate net cash proceeds of $8,464,000. At June 30, 2008, the Corporation remained committed to incur a further $4,004,000 in qualifying exploration expenditures by December 31, 2008 to fulfill its flow-through obligations under this offering.

Results of Operations

Keno Hill Silver District

Substantially all of the Corporation’s exploration activities during the year ended June 30, 2008 were conducted on its Keno Hill silver district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including over 30 historic mines. The Yukon Government's published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

In June 2005, the Corporation was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, "UKHM") by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Corporation, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”). “Final Closing” of this acquisition was conditional upon issuance of a water license to the Corporation by the Yukon Water Board to set the standards for care and maintenance activities to be carried out at Keno Hill. This water license was issued in November 2007 and Final Close was effected in December 2007, resulting in the transfer to the Corporation of ownership and title to the Keno Hill mining claims and the other UKHM assets. In addition, under the terms of the Subsidiary Agreement the Corporation is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mining claims and other assets acquired from UKHM. The Sub-Agreement also provides that ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In July 2006 and again in March 2007, exploration drilling campaigns were initiated in the district, the drilling having two distinct objectives. First, to define and upgrade historic resources at the Bellekeno mine; and second, to explore other promising sites throughout the district. The 2007 diamond drilling program totaling approximately 22,000 meters of drilling was completed at the end of October 2007. An initial NI 43-101 compliant inferred resource estimate in respect of the Bellekeno property was released in November 2007 incorporating such analysis of the drill program as had been completed at the time, supported by an independently-prepared technical report filed on SEDAR dated November 10, 2007 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”. An independently-prepared updated NI 43-101 compliant inferred resource estimate was released January 30, 2008 by way of press release entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”, incorporating the remainder of the analysis of the 2007 drill program.

The updated estimate reported therein, based on a 1,000 grams per tonne silver equivalent** cutoff for the Southwest and East zones and a 15 ounces per ton silver cutoff for the historic resource for the 99 zone, resulted in a total inferred resource of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, and an aggregate silver equivalent grade** of 2,216 grams per tonne, summarized as follows:

Category	Zone	Tonnage	Ag	Pb	Zn	Au	AgEq
		[Tonnes]	[gpt]	[%]	[%]	[gpt]	[gpt]
Inferred	99†**	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Sub-Total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476

	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

* Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
† Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡ Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.
**Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 Silver troy ounce, US$0.45 per pound Lead, US$0.75 per pound Zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

This updated resource estimate is supported by an independently-prepared technical report filed on SEDAR dated January 28, 2008 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”.

In March 2008, Alexco initiated an extensive surface drill program for the summer, focused at the Onek, Lucky Queen, Keno 700, Hector Calumet and Silver King – Husky SW historic mine areas. Entailing approximately 10,300 meters of drilling, the program was completed ahead of schedule in July 2008 and results are in the process of being compiled. Preliminary mine planning and engineering studies and requisite permit applications were also completed by Alexco in preparation for driving a new underground decline and rehabilitating and extending the historic underground workings at Bellekeno, to allow for further underground exploration and definition drilling of the Bellekeno resource (which remains open at depth). A mining contractor was engaged for this purpose, a portal was collared in June 2008, and development of the decline commenced in July. Underground exploration drilling at Bellekeno from the rehabilitated workings is scheduled to commence in early calendar 2009 and extending through the first quarter.

In July 2008, the Corporation released a preliminary economic assessment in respect of the Bellekeno property. Filed on SEDAR, the independently prepared NI 43-101 compliant technical report is dated June 30, 2008 and entitled “Bellekeno Preliminary Economic Assessment Technical Report”. The report outlines a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life. It indicates a base case pre-tax NPV of US$87.0 million at an 8% discount rate with a pre-tax IRR of 55.5% and a payback period of 1.6 years. The base case uses three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate. As indicated in the base case, the average Life of Mine (“LOM”) net smelter return (“NSR”) per tonne of mineralized rock at Bellekeno is C$596 against LOM operating costs of C$206 per tonne, and the average silver production costs on a per-ounce basis, net of by-product revenue, is negative (US$0.33/oz. )

The total capital cost to bring the Bellekeno deposit into production is estimated in the report to be C$61.2 million, including initial working capital and a 25% contingency. This capital cost also includes C$10 million of development work that is already being carried out as part of the current Bellekeno underground rehabilitation, preparatory to an underground advanced exploration and definition drilling program scheduled for latter 2008. An additional C$12.45 million in sustaining capital is estimated over the current 5-year Bellekeno mine life.

The project economics for the Bellekeno deposit as presented in the report are summarized as follows:

Bellekeno Deposit Economic Results and Metals Pricing

		Base Case	Current		Forward Looking
		3 Year	Metal		Metal Prices and
		Average [1]	Prices [2]		Exchange Rates [3]
Payback
Period	years	1.6	1.3		1.4
IRR (pre-tax)%		55.5	64		48.5
NPV at 8%
(pre-tax)	Million US$	87	106.7		57.1
						2012 and
Prices				2010	2011	Beyond
Lead	US$/lb	0.81	0.78	0.70	0.50	0.50
Zinc	US$/lb	1.24	0.84	1.00	0.90	0.75
Silver	US$/oz	11.69	17.92	16.00	14.50	12.25
Gold	US$/oz	625.60	935.25	890.00	780.00	700.00
Exchange
Rate	US$/C$	0.89	0.98	0.95	0.93	0.90
NOTE:
1.	Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2.	Current metal prices as of July 2, 2008
3.	Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts

As noted in the report, the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the study will be realized.

In March 2007, the Corporation entered into a Memorandum of Understanding with FNNND that provided FNNND with opportunities in terms of employment, preferential contract positioning, training and other benefits, while FNNND provided support for the Corporation’s ongoing activities at Keno Hill.

In September 2007, the Corporation and FNNND entered into a negotiation agreement relating to the Corporation’s current and future reclamation, exploration and mining activities in the Keno Hill district. The negotiation agreement provides for the negotiation and settlement of two further agreements between the Corporation and FNNND. The first of these, the Exploration Cooperation Agreement, was completed and executed in May 2008, and specifically addresses the care and maintenance and long-term remediation and closure of the district, as well as the Corporation’s exploration activities in the district. It also establishes a framework within which Alexco will provide financial resources for an FNNND liaison position as well as scholarship needs, and for technical review support for future regulatory submissions. The second proposed agreement would be a mining impact benefit agreement to be concluded if the Corporation determines, as a result of its exploration activities, that any portion of the large Keno Hill property should be developed into a mine operation.

McQuesten Property

In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable by providing at any time until September 20, 2008 notice of intention to exercise, and then subsequently issuing the shares and granting the royalty. The Corporation issued 140,000 common shares in consideration for the granting of the option in September 2007, valued at $651,000.

On September 20, 2008, the Corporation provided notice of its intention to exercise the option, though shares had not yet been issued as at the date of this MD&A.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon Territory, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined-out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near-surface deposits along the 12-kilometer "Reserve Trend". The majority of oxide reserves were depleted in the late 1990's and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property, which was almost exclusively explored in the past for low grade oxide mineralization, is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

In January 2008, the Corporation provided NovaGold Resources Inc. (“NovaGold”) with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district, ERDC, the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

Consulting group revenues were $5,736,000 for the 2008 fiscal year compared to $4,053,000 in 2007, an increase of over 40%. Gross profit for fiscal 2008 was $1,063,000 for a margin of 18.5%, compared to $1,130,000 and a margin of 27.9% during 2007. Over half of the margin decrease relates to a higher proportion of cost-shared projects undertaken in the Keno Hill while Alexco is working on development of the district’s overall closure plan, with the balance attributed primarily to increased costs incurred under the fixed price contract component of the Keno Hill district care and maintenance activity.

Under the Subsidiary Agreement, ERDC is retained through the Government of Yukon as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance of the UKHM properties for a fixed annual fee adjusted each year for certain operating and inflationary factors. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. The Subsidiary Agreement then provides that the portion of the annual fee amount so determined which is billable by ERDC will reduce by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

General, Administration and Corporate

General and administrative expenses were $6,889,000 for the year ended June 30, 2008, compared to $6,719,000 for 2007. Expenses for salaries and contractors totaled $3,036,000 and $3,857,000 for fiscal 2008 and 2007 respectively, but included stock-based compensation expenses of $748,000 and $2,213,000 respectively associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The base increase in salary and contractor costs from the previous year, and in administrative and corporate expenses in general, is due mainly to the significant expansion of the level of exploration, consulting services and corporate activities, as well as the increased corporate personnel, office space, regulatory and professional costs associated with listing the Corporation on the American Stock Exchange in September 2007. Stock-based compensation expense decreased as the Corporation granted a total of 397,500 options to employees in fiscal 2008, compared to 1,137,500 options in 2007.

Interest income was $986,000 for the year ended June 30, 2008 compared to $1,275,000 in 2007. Interest income varies by period depending on the Corporation’s average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers’ acceptances and term deposits in which the Corporation’s funds are generally invested.

The Corporation recorded a net recovery of current and future income taxes of $981,000 during the year ended June 30, 2008, compared to a net recovery in 2007 of $1,996,000. The difference is due primarily to the reversal in 2007 of a substantial amount of the valuation allowance recorded against the Corporation’s future income tax assets, triggered by the renunciation that year of flow-through expenditures which generated a future income tax liability of $3,740,000.

Outlook

The Corporation completed the 2008 exploration program at Keno Hill in July. The results are in the process of being compiled, and are expected to be released publicly over the course of the next three to four months. Those results are expected to include a NI 43-101 compliant resource estimate for the Onek historic mine area, which is located just over one kilometer from Bellekeno. Once completed, Alexco intends to update the July 2008 Bellekeno preliminary economic assessment to incorporate the Onek resource into the mine plan with the objective of extending the plan’s current life of mine and further improving the overall economics. At the same time, Alexco intends to conduct underground exploration and definition drilling of the Bellekeno resource, which remains open at depth, as soon as the currently-in-progress development of the exploration decline and rehabilitation of historical workings has been completed. The preliminary economic assessment will also then be updated to incorporate any extension or upgrade of the Bellekeno resource that results from that underground drilling.

As the Keno Hill properties are currently the Corporation’s main exploration focus, the Corporation does not plan significant expenditures at its other exploration projects in the near term.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Yukon Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities over the 2008 calendar year, not only in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, but also in the United States as it realizes the benefits of business development efforts undertaken over the past year through its Alexco Resource U.S. subsidiary.

Results of Operations – Fourth Quarter

In the fourth quarter of the 2008 fiscal year, the Corporation recorded a net loss of $1,481,000, after consulting revenues of $1,333,000 and consulting gross profit of $229,000. In the fourth quarter of 2007 in comparison, the Corporation recorded a net loss of $609,000, after consulting revenues of $1,102,000 and consulting gross profit of $378,000. Gross profit and margins in Q4 2008 were lower than for 2007 due to the combination of the cost-share impact and cost increases realized under the Keno Hill care and maintenance contract. The net loss recorded by the Corporation in 2008 was higher due to the combined impact of the lower gross margins, increased general and administration expenses caused by the higher level of corporate activity compared to the same period last year, and an increase in the future income tax valuation allowance arising from losses for tax purposes generated within its consulting group subsidiaries.

Summary of Quarterly Results

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited) Period	Revenue	Gross Profit	Net Loss	Loss per Share (Basic and Fully Diluted	Expenditures on Mineral Properties and Deferred Exploration

F2007-Q1	1,331	401	(56)	($0.00)	3,207
F2007-Q2	854	253	(512)	($0.02)	2,514
F2007-Q3	766	98	(1,311)	($0.04)	2,355
F2007-Q4	1,102	378	(609)	($0.02)	4,039
F2007 Total	4,053	1,130	(2,488)	($0.08)	12,115
F2008-Q1	1,388	449	(481)	($0.01)	3,788
F2008-Q2	1,719	264	(605)	($0.02)	3,029
F2008-Q3	1,296	121	(1,401)	($0.04)	2,373
F2008-Q4	1,333	229	(1,481)	($0.04)	4,640
F2008 Total	5,736	1,063	(3,968)	($0.11)	13,830

The net losses in F2007-Q3, F2007Q4 and F2008-Q3 are each significantly affected by stock-based compensation expense recognitions of $2,076,000, $137,000 and $520,000 respectively. The net losses of each of F2007-Q3 and F2008-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The net loss for F2007-Q3 also reflects a net income tax recovery of $1,560,000 resulting from the impact of the recognition of a future income tax benefit arising from the renunciation of flow-through expenditures in the quarter and the resultant reversal of a future income tax asset valuation allowance. The reduced gross margins in F2008-Q2, F2008-Q3 and F2008-Q4 reflect the combination of the cost-share impact and cost increases realized under the Keno Hill contract. The net loss in F2008-Q4 reflects the increase in the future income tax valuation allowance arising from losses for tax purposes generated within the consulting group subsidiaries.

Liquidity and Capital Resources

At June 30, 2008, the Corporation had cash and cash equivalents of $13,005,000 plus additional restricted cash of $1,260,000. The Corporation’s net working capital balance was $12,292,000.

The Corporation has no investments in asset backed commercial paper and faces no liquidity issues in any of its investments.

Cash used in operating activities was $4,112,000 for the year ended June 30, 2008, versus $3,029,000 in 2007. Cash used in investing activities was $13,282,000 for the year ended June 30, 2008 versus $11,925,000 in 2007, primarily in respect of expenditures on mineral properties and deferred exploration and related property, plant and equipment purchases, and with respect to Keno Hill in particular.

In December 2007, Final Close of the Keno Hill transaction was completed, and in full settlement of the balance recorded as other reclamation liability the amount of $10,000,000 previously recorded by the

Corporation under restricted cash and deposits was vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties.

Cash inflows from financing activities totaled $8,768,000 for the year ended June 30, 2008, versus $24,824,000 in 2007, primarily arising from issuances of capital stock. Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The shares issued on a non-brokered basis were subscribed for by directors and senior management of Alexco and individuals related to NovaGold. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net cash proceeds from the issuance were $8,464,000 after issuance costs, and are being used by the Corporation primarily to finance its exploration and development programs in respect of its Keno Hill district properties and Bellekeno in particular.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
		Less than			After 5
	Total	1 year	1 – 3 years	4 – 5 years	years

Operating leases	$2,598	$383	$776	$674	$765
Asset retirement obligation
(discounted basis)	814	100	99	77	538

Total	$3,412	$483	$875	$751	$1,303

In addition to the above, as a consequence of its renunciation of exploration expenditures deductible for Canadian income tax purposes in respect of the flow-through shares issued during the 2007 calendar year, the Corporation remains committed as of June 30, 2008 to incur further renounceable exploration expenditures totaling $4,004,000 by December 31, 2008.

The Corporation currently has sufficient working capital to complete its flow-through exploration expenditure commitment and service the working capital requirements of its consulting services business. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, or to execute material exploration and development activities in calendar 2009, the Corporation will require additional capital. The Corporation has historically obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding, in the future, and an inability to secure such funding may require the Corporation to substantially curtail and defer its planned exploration activities.

Share Data

As at the date of this MD&A, the Corporation has 35,831,014 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,431,100 and 1,970,489 common shares respectively. As well, a further 64,412 common shares are potentially issuable over the next four years under a bonus share incentive plan based on achievement of certain business unit earnings targets.

Use of Financial Instruments

The majority of the Corporation’s cash and cash equivalents at June 30, 2008 were held in the form of bankers’ acceptances, with the balance held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers’ acceptances held at June 30, 2008 carried initial maturity periods of three months or less. They are included in cash and cash equivalents and classified as held for trading, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments. All term deposits held at June 30, 2008 are included in long term restricted cash, though as individual financial instruments carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities.

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the year ended June 30, 2008, the Corporation incurred technical service fees with NovaGold totaling $696,000 (2007 – $946,000), which have been capitalized to mineral properties and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over the Corporation. A total of 1,048,500 of the units issued on a non-brokered basis in the Corporation’s December 21, 2006 offering were subscribed for by NovaGold. NovaGold also held a right to back in to the Corporation’s Brewery Creek property, which right it permitted to expire during the year ended June 30, 2008. As at June 30, 2008, accounts payable and accrued liabilities include $58,000 (2007 – $91,000) due to NovaGold.

With respect to the Corporation’s December 11, 2007 financing, the shares issued on a non-brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold.

During the year ended June 30, 2007, the Corporation recorded $273,000 in contractors expenses and the purchase of mobile equipment from Asset Liability Management Group ULC (“ALM”), a company related to one director and one officer of the Corporation. There were no transactions with ALM during the year ended June 30, 2008.

The Corporation also incurred $97,000 during the year for rent of office space (2007 – $83,000) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2007 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Mineral Properties and Related Deferred Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO is accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amount of its ARO is measured by discounting the expected cash flows using an appropriate interest rate.

At June 30, 2008, the Corporation’s only material ARO relates to reclamation and closure activities at the Brewery Creek property. These activities include site reclamation and facilities removal, and post-closure monitoring. Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at June 30, 2008 of $814,000 sufficiently provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible” and “unlikely”. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.4 million.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

During its 2006 and 2007 fiscal years, the Corporation recorded gains from the re-evaluation of the Brewery Creek ARO of $182,000 and $88,000 respectively. These gains arose partially from changes in the estimated future cash flows required to settle the ARO, and partially from realization of efficiencies from conducting reclamation activities using internal resources when under Canadian GAAP the ARO must be estimated based on third party contractor costs. The Corporation has not recorded any reevaluation gains or losses in respect of its ARO for the year ended June 30, 2008.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Corporation evaluates impairment, on at least an annual basis and otherwise where events may indicate impairment, by comparing the estimated fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

Changes In and Initial Adoption of Accounting Policies

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2008 fiscal year commencing July 1, 2007, pertaining to accounting changes and to financial instruments.

Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of Canadian GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of Canadian GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The specific policy determinations made by the Corporation upon adoption of these standards are summarized in note 2(n) to the 2008 consolidated financial statements. The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues, expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

The Corporation has not adopted any accounting policies during this 2008 fiscal year where the adoption was voluntary or did not result from new or revised accounting standards.

The Corporation will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(B)	summary quantitative data about what it manages as capital;
(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Corporation is still assessing the impact of the adoption of this standard.

Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Corporation is still assessing the impact of the adoption of this standard.

Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

Furthermore, under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its 2012 fiscal year the Corporation will be required to adopt International Financial Reporting Standards in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. However, on June 27, 2008, the Canadian Securities Administrators (CSA) issued Staff Notice 52-321, “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS — IASB”. This notice provided an update to the market on the CSA staff’s views relating to IFRS, including the confirmation that domestic Canadian issuers that are also registrants with the SEC in the United States should be entitled to continue to use US GAAP. Management has commenced a process of assessing the costs and benefits of a potential IFRS conversion consistent with other Canadian issuers, and expects to have developed a change-over plan no later than the end of its 2009 fiscal year.

Controls and Procedures

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules.

Internal Controls Over Financial Reporting

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2008.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors.

There has been no change in the Corporation’s internal control over financial reporting during the Corporation’s year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale.

Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities. The Corporation could incur significant costs while undertaking such care and maintenance activities, should it take a longer period than anticipated to obtain acceptance and approval for the closure reclamation plan and commence reclamation activities.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation's services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation's services.

Two of the Corporation’s customers, including the Government of Yukon, accounted for a combined 58% of revenues in 2008 (45% in 2007). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation's competitors from developing substantially similar technology, which may reduce the Corporation's competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation's mine reclamation and remediation services and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

First Nation land claims in Yukon Territory remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of Na-Cho Nyak Dun. There can be no

guarantee that the nature of land claims in Yukon Territory will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.